Exhibit 99.1

Pacific Special Acquisition Corp. Announces Signing of Merger Agreement
with Borqs International Holding Corp

NEW YORK, NY and SHANGHAI, China (PR Newswire) - December 27, 2016

Pacific Special Acquisition Corp. (“Pacific” or the “Company”, NASDAQ: PAACU, PAAC, PAACR and PAACW) announced today that it has signed a definitive merger agreement with Borqs International Holding Corp (“Borqs”), a leading global provider of smart connected devices and cloud service solutions for the Internet of Things (“IoT”) industry. Upon closing under the merger agreement, Borqs will become the operating entity of the combined company.

Borqs, which is headquartered in Beijing, China with R&D centers in Bangalore, India and Beijing, was founded in 2007 by respected veterans in the communication technologies industry from Canada, China, India and the United States. Borqs has world renowned investors including Intel Capital, Norwest Venture Partners, SK Telecom China Fund, Keytone Ventures and GSR Ventures. Following the closing and pursuant to the merger agreement, the Borqs founders and key executives are expected to remain as key executives of the combined company and continue to drive business growth.

Borqs, through its subsidiaries and variable interest entities, is principally engaged in the provision of commercial grade Android connected device software and hardware products and mobile virtual network operator (“MVNO”) services in China. Borqs had consolidated revenue of US$75.1 million for the year ended December 31, 2015, and net income of US$0.8 million and anticipates a 40% growth in revenue for 2016. Borqs’ revenues from its Android connected device software and hardware sales are primarily from international markets and revenues from its MVNO business are primarily from providing voice / data plans and mobile communication services in China. Borqs intends to introduce its IoT products and cloud solutions in 2017 to its MVNO network to generate additional recurring revenue.

Yaqi Feng, Chief Operating Officer of Pacific, remarked, “On behalf of Pacific, our sponsor, Zhengqi International Holding Limited, and our sponsor’s parent, Pacific Securities Co. Ltd., we are extremely excited about the merger with Borqs. Our team looked at many opportunities in a variety of industry sectors and determined that the transaction with Borqs would provide the greatest value to our shareholders. Borqs is a leading IoT company backed by some of the world’s leading investors, all of whom will become shareholders in the new company. Borqs covers both Chinese and Indian fast growing markets, as well as developed markets such as the United States and Japan. We are extremely excited about the opportunities ahead for this company.”

Pat Chan, founder, Chairman and CEO of Borqs, also expressed his confidence in the proposed merger and of Borqs becoming a U.S. public company. “We believe that as a company with its shares listing on Nasdaq, Borqs can achieve its goals faster within the IoT industry; taking advantage of the resources from the public capital markets to bring innovations to commercially viable products and services quickly, motivate our workforce and grow together with our customers and partners to new and higher levels.”

Transaction Details

Under the terms of the merger agreement, Borqs will merge with and into a newly formed subsidiary of Pacific, with Borqs continuing as the surviving company. Shareholders of Borqs will receive ordinary shares of Pacific, holders of Borqs warrants will receive replacement warrants of Pacific and Borqs outstanding options will be assumed by Pacific (with the number of shares and exercise price of Borqs warrants and options being adjusted based on the merger consideration payable to Borqs shareholders). Pacific will issue ordinary shares to Borqs shareholders in the merger at a price of US$10.40 per Pacific share based on a valuation of Borqs of US$303 million. The valuation and number of shares issued will be reduced by the net debt of the Company as of the closing and subject to adjustment based on Borqs’ net working capital as of the closing and Pacific’s transaction expenses as of the closing. 4% of the Pacific shares payable to Borqs shareholders in the merger will be held in escrow to cover any claims made pursuant to Borqs’ indemnification obligations under the merger agreement in the 18 months period following the closing.

The board of directors of Pacific after the closing will be classified into 3 classes and consist of 7 directors, 2 of which will be appointed by Pacific (with at least 1 being an independent director), 3 of which will be appointed by Borqs (with at least 1 being an independent director), and 2 other independent directors mutually agreed upon by Pacific and Borqs.

The transaction is subject to the satisfaction of customary closing conditions, including stockholder approvals of both Pacific and Borqs (although in connection with the merger agreement, Pacific received voting agreements from the requisite shareholders of Borqs necessary to approve the transactions), Pacific’s continued listing on Nasdaq Capital Markets and Pacific having at the closing (before reasonable expenses) at least $24 million of trust proceeds (together with proceeds of any private placement of Pacific stock prior to the closing). The transaction is expected to close promptly following Pacific’s special shareholders’ meeting to approve the transaction. Upon and immediately following the consummation of the transaction, assuming no Pacific shareholder redemptions and no adjustment to the valuation of Borqs, it is anticipated that the shareholders of Borqs will collectively own approximately 78% of Pacific’s outstanding ordinary shares, and Pacific’s existing shareholders will retain an ownership interest in the remaining approximately 22%. It is expected that after the closing, Pacific will change its name to “Borqs Technologies, Inc.”

EarlyBird Capital, Inc. is acting as financial advisor to Pacific. Ellenoff Grossman & Schole LLP, King & Wood Mallesons and Ogier are acting as legal advisors to Pacific, and Fenwick & West LLP, Maples and Calder and Han Kun Law Offices are acting as legal advisors to Borqs.

The description of the transaction contained herein is only a summary and is qualified in its entirety by reference to the definitive agreement relating to the transaction, a copy of which will be filed by Pacific with the Securities and Exchange Commission (the “SEC”) as an exhibit to a Current Report on Form 8-K.

About Borqs

Borqs is recognized as a global leader in smart connected devices and IoT solutions. Deloitte named Borqs as one of the fastest growing technology companies in China & Asia Pacific in 2011, 2012 & 2013. In 2013, 2014 and 2015, Borqs was awarded the Company of the Year for Innovation & Leadership in Mobile Technology for Asia Pacific from the International Alternative Investment Review. Recently Borqs received the “50 Most Promising IoT Solution Providers 2016” recognition from CIO Review magazine.

Borqs has a proven track record in design, development and commercial shipments of various Android devices and is a Google GMS licensed partner. Qualcomm has chosen Borqs as a strategic partner for its Android based platforms. Borqs developed the world first 4G connected wearable with Qualcomm and launched the world’s first FDD/TDD combined carrier aggregation 4.75G Android phone for Reliance Jio in India. OEMs such as Vizio and Motorola, operators like AT&T and Sprint in the U.S. and Reliance Jio in India, and IoT solution providers to restaurants, utility, public safety, hospitality categories are examples of Borqs’ broad customer base and target markets.

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Borqs’ believes that its modular platform architecture and its ability to tailor Android for various vertical applications and form factors, together with its flexible Borqs-ware platform, are keys to its success. Borqs has a deep pipeline of products ranging from tablets, phones, smartwatches, smart appliances, POS terminals, digital signage, to automobile IVI, for various well known international brands.

About Pacific

Pacific is a blank check company, also commonly referred to as a Special Purpose Acquisition Company, or SPAC, formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar business combination with one or more businesses or entities. The Company's efforts to identify a target business have not been limited to a particular industry or geographic region, although it intends to focus efforts on seeking a business combination with a company or companies that have their primary operations located in Asia, with an emphasis on China. Pacific is sponsored by Zhengqi International Holding Limited, a subsidiary of Pacific Securities Co. Ltd., a publicly traded company in China (Ticker 601099.SS). LH Group Holdings Inc., the largest shareholder of Pacific Securities Co. Ltd., invests in financial services, clean energy as well as golf course and resort businesses globally and currently has billions of U.S. dollars in assets.

Additional Information About the Transaction and Where to Find it

The proposed transaction will be submitted to shareholders of Pacific for their approval. In connection with that approval, Pacific intends to file with the SEC a proxy statement containing information about the proposed transaction and the respective businesses of Borqs and Pacific. Pacific will mail a definitive proxy statement and other relevant documents to its shareholders. Pacific shareholders are urged to read the preliminary proxy statement and any amendments thereto and the definitive proxy statement in connection with Pacific’s solicitation of proxies for the special meeting to be held to approve the proposed transaction, because these documents will contain important information about Pacific, Borqs and the proposed transaction. The definitive proxy statement will be mailed to shareholders of Pacific as of a record date to be established for voting on the proposed transaction. Shareholders will also be able to obtain a free copy of the proxy statement, as well as other filings containing information about Pacific, without charge, at the SEC’s website (www.sec.gov) or by calling 1-800-SEC-0330. Copies of the proxy statement and other filings with the SEC can also be obtained, without charge, by directing a request to Zhouhong Peng at pengzh@tpyzq.com or Yaqi Feng, fengyq@tpyzq.com, +1 (646) 512-5674 or +(86) 21-61376584.

Participants in the Solicitation

Pacific and its directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Pacific’s shareholders in respect of the proposed transaction. Information regarding Pacific’s directors and executive officers is available in its annual report on Form 10-K filed with the SEC on September 28, 2016. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the proxy statement when it becomes available.

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Disclaimer

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This press release includes “forward-looking statements” that involve risks and uncertainties that could cause actual results to differ materially from what is expected. Words such as “expects”, “believes”, “anticipates”, “intends”, “estimates”, “seeks”, “may”, “might”, “plan”, “possible”, “should” and variations and similar words and expressions are intended to identify such forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements relate to future events or future results, based on currently available information and reflect Pacific management's current beliefs. A number of factors could cause actual events or results to differ materially from the events and results discussed in the forward-looking statements. Such factors include, among other things: the possibility that the merger will not close or that the closing may be delayed because conditions to the closing may not be satisfied, including shareholder and other approvals, the performances of Pacific and Borqs, and the ability of the combined company to meet the NASDAQ Capital Market’s listing standards; the reaction of Borqs customers to the merger; unexpected costs, liabilities or delays in the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; and general economic conditions. In addition, please refer to the Risk Factors section of Pacific’s Form 10-K, its Quarterly Reports on Form 10-Q for additional information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements. Except as expressly required by applicable securities law, Pacific disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

Contact:

Pacific Special Acquisition Corp
+1 (646) 512-5674 or +(86) 21-61376584

Zhouhong Peng
Chief Executive Officer
pengzh@tpyzq.com

or

Yaqi Feng
Chief Operating Officer
fengyq@tpyzq.com

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